News Release	AMEX, TSX Symbol: NG

NovaGold Second Quarter Financial Results and Projects Update

July 11, 2008 - Vancouver, British Columbia - NovaGold Resources Inc. (AMEX, TSX: NG) today announced its financial and operating results for the three and six months ended May 31, 2008, along with an update on the Company’s project development activities. Details of the Company’s financial results are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis which will be available on the Company’s website at www.novagold.net and on SEDAR at www.sedar.com All amounts are in Canadian dollars unless otherwise stated.

NovaGold will host a conference call and webcast on Thursday, July 17 at 11 am PST (2 pm EST)
Toll-free 1-800-952-4972 or webcast at www.novagold.net

President’s Message

The first half of 2008 has certainly been challenging for metals companies along with the broader markets Many of the junior mining companies are off by as much as 50%, due in large part to continuing operating and capital cost increases and the United States credit crisis. While most metals prices remain strong, with gold moving above $1000/oz in the first quarter of the year and copper also recently challenging its highs at over $4/lb, smaller capitalization mining stocks have continued to experience high volatility.

Despite this volatility, NovaGold management and industry analysts remain bullish on the sector, predicting continued strong metals prices in the near and long term. Gold demand is up while supply remains tight. With two of North America’s largest undeveloped deposits in its portfolio, NovaGold is well positioned to take full advantage of the bull market in gold and copper, leveraging its large and growing North American reserve and resource base to add significant value for shareholders.

NovaGold continues to work toward achieving its corporate objectives:
·	Rock Creek – achieve commercial production in 2008
·	Donlin Creek – complete feasibility study and initiate permitting in Q1-2009
·	Galore Creek – identify preferred project design and complete feasibility study in 2009
·	Non-core assets – divest interests to maximize shareholder value
·	Potential growth – through the acquisition of producing assets or advanced-stage assets with potential for near-term production

NovaGold expects to achieve producer status this year, with Rock Creek production estimated at 100,000 ounces of gold on an annualized basis. NovaGold management continues to believe that achieving mid-tier level producer status will bring considerable value to shareholders. Mid-tier producers generate significant cash flow while retaining the ability to grow through exploration or acquisition. NovaGold would produce potentially more than 1 million ounces of gold, 4 million ounces of silver and 200 million pounds of copper annually with Nome Operations, Donlin Creek and Galore Creek producing, giving the Company an exceptional long-term production growth profile. NovaGold is currently looking at opportunities to enhance its production and cash flow in the near and medium term.

Another business objective for 2008 is to concentrate on our core gold properties, while maximizing the value of our non-core assets. To this end, NovaGold is considering the sale of its NovaGreenPower subsidiary for cash that will be reinvested to advance our core assets. NovaGold remains committed to using “green” energy sources as much as possible, and continues to assess alternative energy such as hydroelectric power and wind cogeneration at its projects.

Our primary goal in 2008 is to build shareholder value by achieving production and cash flow while realizing value from our portfolio of world-class gold and copper assets. While market conditions have been challenging, we are confident in our ability to execute our business strategies. We look forward to providing more information on project advancement and other business opportunities in the year ahead.

Changes in Management

Peter Harris, Senior Vice President and Chief Operating Officer, is retiring from his long-time mining career on August 21. Peter has been instrumental in guiding NovaGold through the challenges of construction at both Galore Creek and Rock Creek, and we wish him well in his retirement. Carl Gagnier has assumed the position of Vice President, Operations and will be taking a lead role at Rock Creek as the mine transitions from construction to operations.

In addition, Susan Mathieu, Vice President, Safety, Environment & Sustainability, is leaving NovaGold to pursue other career opportunities. Susan’s breadth of experience in safety and sustainability has helped NovaGold establish new policies and standards at its operations. We wish her well in her future endeavors.

Projects Update

Donlin Creek
The Donlin Creek LLC has identified a preferred project design for the Donlin Creek project. With an expected throughput design of approximately 50,000 tonnes per day, Donlin Creek would be one of the largest gold mines in the world, operating for 25 to 30 years and producing potentially 1 to 1.5 million ounces of gold annually. The Donlin Creek LLC plans to complete and approve a feasibility study by Q1-2009, allowing for the start of permitting in early 2009 with construction targeted for 2012. The feasibility study will provide updated economics and cost estimates for the project based on onsite diesel and wind cogeneration and the revised project design.

Exploration is ongoing at Donlin Creek, with the focus of identifying additional high-grade/high-quality ores that can increase the net present value of the project and reduce the capital payback period. Drilling completed to date in 2008 demonstrates that mineralization continues approximately 500 meters to the east of the current pit-constrained resource in the East Acma area. The 2008 holes are intercepting mineralization below and beyond the current pit limit and highlight the potential to increase the Donlin Creek resource base with additional infill drilling.

NovaGold provided an updated resource estimate for the project in June, incorporating the remaining 20,000 meters of 2007 drilling not reported in the February 2008 estimate. Donlin Creek is currently estimated to contain 31.7 million ounces of measured and indicated gold resources with an additional 4.2 million ounces of inferred gold resources, making it one of the world’s largest undeveloped gold deposits. (See NovaGold’s June 10, 2008 press release, available at www.sedar.com or www.novagold.net, for a breakdown of the resource estimate by tonnage and grade.)

Rock Creek
The Rock Creek team has completed the tailings storage facility and significant testing of the mill and processing facilities, and is completing some alterations to the water recycle pond. State regulators have been to site for inspections and have requested some final documents and tests to fulfill permit requirements, at which point we expect the Rock Creek mine will be given final authorization for production ramp up. In addition, NovaGold has filled key management positions at Rock Creek with an experienced team, and is transitioning the mine from construction to operations.

The exploration team has drilled 1,300 meters of the 9,000 meters planned for 2008, with the goal of extending the mine life at Rock Creek and expanding the Nome Operations resource base.

Galore Creek
The Galore Creek project is managed by the Galore Creek Mining Corporation, an independent entity controlled equally by NovaGold and Teck Cominco. Under the ownership agreement, Teck Cominco is paying 100% of the costs associated with re-engineering the project. NovaGold and Teck Cominco share equally the costs required to maintain the infrastructure built during the 2007 construction season, budgeted at $15 to $20 million annually.

The Galore Creek Mining Corporation continues to re-engineer the Galore Creek project and expects to announce a preferred project design in the fall of 2008. The new feasibility study, scheduled for 2009, will update cost estimates for the project and may allow for the recommencement of construction.

Results of Operations

For the three-month period ended May 31, 2008, the Company reported a loss of $8.0 million (or $0.08 basic and diluted loss per share) compared to a loss of $3.2 million (or $0.03 basic and diluted loss per share) for the corresponding period in 2007. The larger loss before income taxes for the quarter is primarily due to a one-time gain of $4.2 million on the disposal of the shares of Pioneer in the three-month period ended May 31, 2007.

For the six-month period ended May 31, 2008, the Company reported earnings of $20.0 million (or $0.19 basic and diluted earnings per share) compared to a loss of $8.1 million (or $0.08 basic and diluted loss per share) for the corresponding period in 2007. For the six months ended May 31, 2008, earnings before income taxes were higher than the comparative period primarily as a result of a $15.3 million gain on disposal of the shares in US Gold Corporation and a $16.3 million suspension cost recovery at Galore Creek, net of related non-controlling interest, offset by the $4.2 million gain on the disposal of the Pioneer shares in 2007.

Revenues for the three-month period ended May 31, 2008 were $0.3 million compared to $2.0 million in the corresponding period in 2007. The Company generates modest revenues from land and gravel sales and gold royalties. The decrease in revenues from the previous period relates mainly to decreased interest income due to lower average cash balances in 2008 as compared to the corresponding period in 2007. Revenues for the six month period ended May 31, 2008 were $2.0 million compared to $3.0 million in the same period in 2007. The decrease in revenues from the previous year’s results relates mainly to $1.6 million less interest income in 2008 versus the same period in 2007. This is offset by $0.6million more land, gravel and gold royalty revenue in 2008.

Net expenses for the three-month period ended May 31, 2008 were $8.9 million compared to $8.8 million for the same period in 2007. During the quarter, the Company recorded a foreign exchange loss of $0.7 million compared to a foreign exchange loss of $3.0 million for the same period in 2007. The larger loss in 2007 is a result of the Company’s larger US dollar cash balances and greater strengthening of the Canadian dollar in 2007 as compared to the current period. The Company recorded $1.8 million and $0.6 million for stock-based compensation during the same period in 2008 and 2007, respectively. The higher expense in 2008 resulted from over one million options being granted during the current period, whereas there was no grant during the quarter ended May 31, 2007. During the current quarter, the Company incurred $3.8 million in care and maintenance costs at its Galore Creek project and a project suspension cost recovery of $2.2 million, with no comparable items during the same period in 2007.

Net expenses and other items for the six-month period ended May 31, 2008 were an income of $18.4 million compared with an expense of $14.6 million in the corresponding period in 2007. For the current six-month period, general and administrative expenses, corporate development and professional fees decreased by $1.2 million and stock-based compensation increased by $1.1 million compared to the same period in 2007. During the six-month period ended May 31, 2008, the Company recorded a foreign exchange gain of $0.2 million resulting from the Company’s net US dollar liability balance during a period where the Canadian dollar is strengthening, compared to a foreign exchange loss of $3.7 million for the same period in 2007 when the Company had a large net US dollar asset, also while the Canadian dollar was strengthening. Additionally, during the six-month period ended May 31, 2008, the Company incurred $3.8 million in care and maintenance costs and a suspension cost recovery of $32.6 million for its Galore Creek project.

The Company equity accounts for its strategic investment in Alexco Resource Corp. (“Alexco”) as it has significant influence over Alexco. For the quarter ended May 31, 2008, the Company recorded a net loss of $0.6million from the combination of its share of net income or loss and dilution in its ownership of Alexco compared to a net gain of $0.1 million for the same period in 2007. For the six-month period ended May 31, 2008, the Company recorded a net gain of $0.5 million from the combination of its share of net income or loss and dilution in its ownership of Alexco compared to a net loss of $0.4 million for the same period in 2007. At May 31, 2008, the Company had a pre-tax unrecorded gain of $12.5million in its Alexco holdings.

For the three-month period ended May 31, 2008, the Company recorded a future income tax (“FIT”) recovery of $0.4 million, which resulted mainly from an FIT recovery of $0.2 million on revised suspension costs at Galore Creek and an FIT recovery of $0.2 million on losses in NovaGold Canada Inc.

For the six-month period ended May 31, 2008, the Company recorded an FIT expense of $1.8 million, which resulted mainly from an FIT expense of $3.7 million from the suspension cost recovery at Galore Creek and an FIT expense of $4.5 million from the sale of US Gold Corporation shares, offset by an FIT recovery of $6.6 million from an income tax rate reduction totaling approximately 4.5% .

Outlook

At May 31, 2008, the Company had cash and cash equivalents of $37.6 million. Of this amount, $11.8 million was designated for Galore Creek suspension related activities, including payment of accounts payable. On March 26, 2008, the Company completed the issuance of US$95.0 million of 5.5% convertible senior unsecured notes due May 1, 2015 for net proceeds of US$91.5 million.

The Company initially budgeted to spend approximately $42 million in fiscal 2008 to complete construction at its Rock Creek mine. Significant adverse weather conditions combined with weather damage to the water recycle pond and extra work relating to storm water pollution prevention requirements (compounded by unusually high snowfall) have led to extended delays to commencement of start-up at Rock Creek. As a result, an additional $25 million has been added to the construction budget. Construction is targeted to be complete by mid-2008 and the Company plans to acquire additional mining equipment in the second half of 2008, expand the tailings storage facility for future production and complete additional storm water prevention measures. These post-completion costs are expected to total approximately $19 million. In March 2008 the Company announced it had received a Notice of Violation (“NOV”) from the State of Alaska regulators relating to preventative measures for stormwater discharges from its construction site. On June 9, 2008 the Company received a further NOV and on July 7, 2008 the Company received a draft Compliance Order by Consent (“COBC”) from the State of Alaska. The Company is working with the State on these matters and although the Company expects to resolve these issues, failure to adequately respond to the NOV and COBC could result in substantial fines, injunctive relief or other enforcement measures which may have a material impact on the Company’s ability to operate the Rock Creek mine.

The Company had budgeted to spend approximately US$25.4 million at Donlin Creek to May 31, 2008 for engineering and environmental studies, particularly related to power alternatives and optimization, and on exploration activities with the objective of expanding the existing resource base. At May 31, 2008, US$18.3 million had been incurred (US$7.1 million under budget). The Donlin Creek LLC expects to approve a second budget for the remainder of 2008, which will include a permitting phase budget and a budget to complete a feasibility study. The amount of these has yet to be determined.

The Company had estimated to spend approximately $33 million on suspension-related activities at its Galore Creek project, which is its portion (one third) of the estimated maximum suspension liability of $100 million. The Galore Creek Partnership’s efforts in 2008 are focused on demobilization of the project and then to place it on a care and maintenance basis that will enable the project to restart at a later date. A demobilization estimate of $93.1 million had been included as a liability in the Company’s November 30, 2007 year-end financial statements based on the information available at that time. Since year end, GCMC has negotiated settlement of numerous contracts having determined, after analyzing the costs and benefits associated with the purchase of the equipment compared with demobilizing the contractors’ equipment, that it was more cost effective to buy the equipment left at the site. Total contracts of approximately $38.0 million have been signed to date for the purchase of equipment. During the six-month period ended May 31, 2008, the Company revised the demobilization cost estimate to $60.5 million from the estimate of $93.1 million recorded at November 30, 2007 as a result of the settlement of the major contracts. The Company has reflected the $32.6 million reduction as a recovery in the current period’s statement of operations, net of non-controlling interest of $16.3 million and a future income tax expense of $3.7 million.

The Company is in the process of obtaining better value for its shareholders by monetizing various investments in its non-core assets, namely its green power business and exploration assets, including the Ambler project. This monetizing may be in the form of cash and/or marketable securities, dependent upon the asset. The Company is also negotiating a bank line of credit to be repaid from cash flow from the Rock Creek mine. In addition, the Company has 3.5 million warrants exercisable at $7.00 per share expiring on October 1, 2008 which, if exercised, would generate approximately $24 million for the Company. As at July 11, 2008, the Company anticipates funding its planned activities for the next twelve months from current cash and the aforementioned transactions.

Conference Call Thursday, July 17, 2008

NovaGold will hold a conference call and webcast on Thursday, July 17, 2008 at 11 am PST (2 pm EST) to discuss its financial results for the three months ended May 31, 2008 and to give an update on the Company’s project development activities. To participate in the conference call, dial 416-641-2140 or toll-free 1-800-952-4972. Live audio and a presentation will be simultaneously broadcast on NovaGold’s website at www.novagold.net.

Cautionary Note Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation; anticipated dates for receipt of permits and approvals, construction and production, and other milestones; anticipated results of drilling programs, feasibility studies and other analyses; anticipated availability and terms of future financing; estimated timing and amounts of future expenditures, and NovaGold’s future production, operating and capital costs, operating or financial performance, are forward-looking statements. Information concerning mineral reserve and resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the possible effects of Alaska’s proposed “Clean Water” initiatives; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission, and other information released by NovaGold from time to time and filed with the appropriate regulatory agencies.

Cautionary Note Concerning Reserve and Resource Estimates

This press release and other information released by NovaGold uses the terms “reserves”, “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

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Contacts

Don MacDonald, CA
Senior Vice President & CFO

Greg Johnson
Vice President, Corporate Communications and Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227